SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                    --------
                             INTEGRAL SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45810H107
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 12, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 45810H107
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,286,400
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,286,400
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,286,400
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.9%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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Introduction:

The Reporting Person is filing this amendment no. 2 to its Schedule 13D to disclose an understanding reached between the Reporting Person and the Issuer at Issuer's annual meeting of shareholders held April 12th, 2006.

This amendment no. 1 reflects no changes in the previously reported holdings of the Reporting Person.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share

         Issuer's Name and Address.
         Integral Systems, Inc. (the "Issuer" or "Integral")
         5000 Philadelphia Way
         Lanham, MD 20706

Item 2.  Identity and Background.

     (a) Mellon HBV Alternative Strategies LLC.(the "Reporting Person" or "Mellon HBV")

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. Mellon HBV Alternative Strategies UK Limited is a sub-advisor to the Reporting Person.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  or  (ii) a  party  to a  civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is organized under the laws of Delaware.

Item 5. Interest in Securities of the Issuer

     (c) From the date of the last amendment to Schedule 13D filed February 16, 2006, there have been no changes in the holdings of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Understanding reached at Annual Meeting. Integral Systems Inc. (Integral") held its Annual Meeting at 6:00 p.m. on April 12, 2006. William F. "Mickey" Harley, III of Mellon HBV attended. At the meeting and in discussions held in conjunction with the meeting, Mellon HBV believes it has reached an understanding and agreement in principle to have a representative it recommends included on the Integral's Board. Appropriate Board authorization for such inclusion is anticipated to be achieved such that Mellon HBV's nominee, Mr. William F. Leimkuhler, is expected to be seated on the Board no later than the Board's next regularly scheduled meeting. Mr. Leimkuhler is not employed, associated or affiliated with Mellon HBV but is known to many of Integral's shareholders and management and has qualifications that would make him, in the opinion of Mellon HBV and, Mellon HBV believes other shareholders, an excellent independent director.

     In forming an impression of the meeting, Mellon HBV was struck by the input from other large shareholders supportive of the idea of having the Board include a representative of large stockholders. Mellon HBV also noted the unanimous sense among management, board, shareholders and employees of Integral that the Company is to be sold in the near future. Integral announced its engagement of an investment banker to assist in that process.

     Given its current belief that Integral will in the near future deliver on the understanding and agreement in principle reached in connection with the Annual Meeting, Mellon HBV does not believe it would be appropriate at the present time to pursue a litigated solution to its concerns about governance of Integral. However, Mellon HBV has waived none of its rights, and is continuing its close monitoring of Integral's progress in the sale process.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III, Chief Investment Officer